UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A
Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2022.
Commission File Number: 001-40673

Cybin Inc.
(Exact Name of Registrant as Specified in Charter)

100 King Street West, Suite 5600, Toronto, Ontario, M5X 1C9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F □ Form 40-F ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INCORPORATION BY REFERENCE

Exhibit 99.1 of this Form 6-K/A is hereby filed and incorporated by reference into the registrant’s Registration Statement on Form F-10 (File No. 333-259994).

EXPLANATORY NOTE

This Amendment to the Report on Form 6-K for the month of July 2022, furnished to the Securities and Exchange Commission on July 25, 2022 is being filed solely to incorporate by reference Exhibit 99.1 to this Form 6-K/A into the registrant’s Registration Statement on Form F-10 (File No. 333-259994). Except as set forth herein, the remainder of the Form 6-K remains unchanged.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYBIN INC.
(Registrant)

Date:	August 8, 2022	By:	/s/ Doug Drysdale
		Name:	Doug Drysdale
		Title:	Chief Executive Officer

EXHIBIT INDEX

99.1*	Notice of Annual Meeting of Shareholders and Management Information Circular dated July 13, 2022
99.2*	Form of Proxy

*Previously filed.